Exhibit 23

The Board of Directors
Donegal Group Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Donegal Group Inc. of our reports dated March 2, 1999, relating to the consolidated balance sheets of Donegal Group Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and all related schedules, which reports appear in the December 31, 1998 annual report on Form 10-K of Donegal Group Inc., and to the reference of our firm under the heading "Interests of Named Experts and Counsel" in the registration statement.


/s/ KPMG LLP
Philadelphia, Pennsylvania
December 28, 1999